UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

(Final Amendment)

PREFERRED APARTMENT COMMUNITIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74039L103

(CUSIP Number)

Williams Opportunity Fund, LLC

3625 Cumberland Boulevard, Suite 400

Atlanta, Georgia 30339

Attention:  General Counsel

770-818-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74039L103

1	Names of Reporting Persons	Williams Opportunity Fund, LLC
I.R.S. Identification Nos. of above persons (entities only)			20-8043571

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Georgia

Number of	7	Sole Voting Power	142,262
Shares Bene-
ficially Owned	8	Shared Voting Power	— 0 —
by Each
Reporting	9	Sole Dispositive Power	142,262
Person With
	10	Shared Dispositive Power	— 0 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person		142,262

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)		2.7%

14	Type of Reporting Person (See Instructions)		OO

Preamble

This Amendment (this “Amendment”) amends and supplements the Schedule 13D filed by Williams Opportunity Fund, LLC (the “Reporting Person”) with the Securities and Exchange Commission on April 11, 2011 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Preferred Apartment Communities, Inc., a Maryland corporation (“Issuer”). The principal executive offices of Issuer are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. As described herein, the Reporting Person no longer has beneficial ownership in excess of 5% of the Common Stock and, accordingly, this Amendment constitutes the final amendment to the Schedule 13D.

Items 4-6 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.        Purpose of Transaction

(a)	The Reporting Person made a pro rata non-liquidating property distribution of 857,738 shares of Common Stock to its members on April 9, 2012.

Except as disclosed in this Amendment, the Reporting Person has no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer

(a) – (b) As of April 9, 2012, the Reporting Person beneficially owns and has the sole voting and disposition power with respect to 142,262 shares of Common Stock of Issuer, which represents approximately 2.7% of the Issuer’s Common Stock, based on 5,178,313 shares of Common Stock outstanding as of March 12, 2012, as reported by the Issuer.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock of the Issuer in the past sixty days.

(e) April 9, 2012.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Beneficial Ownership by Other Affiliates of the Issuer. Williams Realty Fund I, LLC owns 7,935 shares of Common Stock of the Issuer, or 0.15% of the issued and outstanding shares of Common Stock of the Issuer as of April 9, 2012. In addition, NELL Partners, Inc. owns 36,666 shares of Common Stock of the Issuer, or 0.71% of the issued and outstanding shares of Common Stock of the Issuer as of April 9, 2012. John A. Williams, the President, Chief Executive Officer and a director of the Issuer, and Leonard A. Silverstein, the Executive Vice President, General Counsel, Secretary and a director of the Issuer, share joint voting and investment power of the shares held by NELL Partners, Inc. John A. Williams’ spouse also owns 30,495 shares of Common Stock of the Issuer, or 0.59% of the issued and outstanding shares of Common Stock of the Issuer as of April 9, 2012. Mr. Williams owns directly 46,900 shares of Common Stock of the Issuer, or 0.91% of the issued and outstanding shares of Common Stock of the Issuer as of April 9, 2012. Mr. Williams also has shared voting and investment power over 20,047 shares of Common Stock of the Issuer that are held by Williams Fund Associates, LLC, or 0.39% of the issued and outstanding shares of Common Stock of the Issuer as of April 9, 2012. Mr. Williams disclaims beneficial ownership of 3,450 shares of Common Stock of the Issuer owned by Williams Fund Associates, LLC. The Reporting Person, Williams Realty Fund I, LLC, NELL Partners, Inc., Williams Fund Associates, LLC, John A. Williams, and John A. Williams’ spouse collectively own 5.49% of the Common Stock of the Issuer as of April 9, 2012. However, the Reporting Person disclaims that it is a member of a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Williams Realty Fund I, LLC, NELL Partners, Inc., Williams Fund Associates, LLC, John A. Williams and John A. Williams’ spouse. In addition, the Reporting Person disclaims beneficial ownership with respect to the shares of Common Stock of the Issuer held by Williams Realty Fund I, LLC, NELL Partners, Inc., Williams Fund Associates, LLC, John A. Williams and John A. Williams’ spouse. All share percentages in this Item 6 are based on the 5,178,313 shares of Common Stock outstanding as of March 12, 2012, as reported by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2012

WILLIAMS OPPORTUNITY FUND, LLC,

By:	Williams Opportunity Fund Manager, LLC,
its Manager

By:	Williams Realty Advisors, LLC,
its Manager

	By:	/s/ Leonard A. Silverstein
Leonard A. Silverstein
General Counsel